


JUN 29 2015
189

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from ____________ to ____________
Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of net assets available for benefits as of December 31, 2014 and 2013 of The Northern Trust Company Thrift-Incentive Plan and related statements of changes in net assets available for benefits for the two years then ended.

2. Supplemental schedule of assets (held at end of year) as of December 31, 2014.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No. 333-174384.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to The Northern Trust Company Thrift-Incentive Plan have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No. 333-174384.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee, which is the plan administrator for The Northern Trust Company Thrift-Incentive Plan, has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Date: June 24, 2015

By: Katie O'Neill
Katie O'Neill
Chairperson
Employee Benefit Administrative Committee

NTAC:2SE-18

GJC GEORGE JOHNSON & COMPANY
CPAs | ADVISORS

One South Dearborn Street
Suite 2100
Chicago, Illinois 60603-2302

(312) 212.4330 • Fax (312) 212.4329

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2015

To the Employee Benefit Administrative Committee
The Northern Trust Company

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) as of December 31, 2014, referred to as "supplementary information," has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

Index to Exhibits

GJC GEORGE JOHNSON & COMPANY
CPAs | ADVISORS

One South Dearborn Street
Suite 2100
Chicago, Illinois 60603-2302

(312) 212.4330 • Fax (312) 212.4329

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2015

To the Employee Benefit Administrative Committee
The Northern Trust Company

We hereby consent to the incorporation by reference in this Annual Report on Form 11-K of The Northern Trust Company Thrift-Incentive Plan as of, and for the year ended, December 31, 2014 of our report dated June 24, 2015, included in Registration Statement No. 333-174384 of Northern Trust Corporation on Form S-8, dated June 24, 2015, relating to the statements of net assets available for benefits as of December 31, 2014 and 2013, the statements of changes in net assets available for benefits for the years then ended, and the schedule of assets (held at end of year) as of December 31, 2014.



CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Katie O'Neill, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 24, 2015

By: Katie O'Neill
Katie O'Neill
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

NTAC:2SE-18

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
(With Supplementary Information)

December 31, 2014 and 2013

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS



George Johnson & Company
CPAs | ADVISORS

One South Dearborn Street
Suite 2100
Chicago, Illinois 60603-2302

(312) 212.4330 • Fax (312) 212.4329

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2015

To the Employee Benefit Administrative Committee
The Northern Trust Company

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) as of December 31, 2014, referred to as "supplementary information," has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31

	2014	2013
Assets		
Investments, at fair value:		
Collective trust funds	$ 1,087,493,849	$ 1,192,296,048
Mutual funds	238,965,868	226,620,108
Stable Value Portfolio	157,958,594	-
Northern Trust Corporation common stock fund	366,676,355	365,139,550
Total investments	1,851,094,666	1,784,055,706
Receivables:		
Accrued interest and dividends receivable	1,984,904	2,038,645
Employer contribution receivable	944,532	967,686
Participant contribution receivable	2,263,805	2,199,320
Notes receivable from participants	27,668,219	26,248,530
Total receivables	32,861,460	31,454,181
Total assets	1,883,956,126	1,815,509,887
Liabilities		
Expenses payable	198,541	185,413
Net assets available for benefits reflecting investments at fair value	1,883,757,585	1,815,324,474
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(124,044)	-
Net assets available for benefits	$ 1,883,633,541	$ 1,815,324,474

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31

	2014	2013
Additions:		
Investment income:		
Net appreciation in fair value of investments	$ 110,290,561	$ 296,712,991
Interest	3,846,692	2,529,372
Interest from participant loans	1,251,100	1,166,153
Dividends	9,174,810	9,209,674
Total investment income	124,563,163	309,618,190
Contributions:		
Employer	20,132,623	19,336,902
Participants	77,797,166	72,747,375
Total contributions	97,929,789	92,084,277
Total additions	222,492,952	401,702,467
Deductions:		
Benefits paid to participants	152,775,112	144,886,590
Administrative expenses	1,408,773	1,528,292
Total deductions	154,183,885	146,414,882
Net additions	68,309,067	255,287,585
Net assets available for benefits:		
Beginning of year	1,815,324,474	1,560,036,889
End of year	$ 1,883,633,541	$ 1,815,324,474

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

1. **Plan Description**

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopted the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code).

(b) **Plan Administration** – The Plan is administered by the Plan's Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching contributions vest 20% annually until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan; provided, however, that participants with a base pay rate exceeding $120,000 are limited to a maximum contribution rate of 20%. These contributions may be made with before-tax and/or after-tax dollars. In 2014 and 2013, a participant's annual before-tax contributions could not exceed $17,500 except in the case of additional catch-up contributions for participants who had attained age 50 before the end of the Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible are automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 6% on a before-tax basis, and these contributions are invested in the target-date Northern Trust Focus Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are invested.

1. **Plan Description (Continued)**

Participants can split their contributions among any of the available investment funds, including additional Northern Trust Focus target-date retirement funds, in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock that apply to certain participants and certain fund trading restrictions that apply to all participants.

(f) **Employer Contributions** – The Company makes a matching contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to a maximum of 3% of pay and is made to contributing participant accounts every payday.

(g) **Benefits, Withdrawals and Forfeitures** – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his or her employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contributions. Forfeitures amounted to $579,723 and $449,345 for the years ended December 31, 2014 and 2013, respectively. Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. Prior to the attainment of age 59-1/2, a participant's before-tax contributions may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

(h) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00.

1. **Plan Description (Continued)**

Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. For certain participants, payments to the Northern Trust Stock Fund may be restricted from time to time in accordance with Northern Trust Corporation's Securities Transactions Policy and Procedures. Loan interest rates are based on the prime interest rate plus 1%. Participant loans are valued at amortized cost. An administrative fee of $100.00 per loan is added to the principal loan amount and reflected in the payments deducted each payroll period from a participant's paycheck.

(i) **Plan Termination** – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

2. **Summary of Significant Accounting Policies**

A summary of the Plan's significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing price reported by NASDAQ.

The Plan's policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

2. **Summary of Significant Accounting Policies (Continued)**

(d) **Fully Benefit Responsive Investment Contracts** – As described in *Defined Contribution Pension Plans* topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the above topic, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan held no fully benefit responsive investment contracts at December 31, 2013. As of December 31, 2014, the Plan held fully benefit responsive investment contracts through the Stable Value Portfolio consisting of traditional guaranteed investment contracts (GICs), separate account insurance contracts and wrapper contracts (synthetic GICs). The key objective of the Stable Value Portfolio is to preserve principal, maintain a stable crediting rate and provide liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

In a traditional GIC, the issuer takes a deposit from the Stable Value Portfolio and purchases investments that are held in the issuer's general account. The issuer is contractually obligated to repay the principal and a specified rate of interest to the Stable Value Portfolio. Separate account GICs are investments in a segregated account of assets maintained by the issuer for the benefit of the Stable Value Portfolio. In a wrapper contract structure, the underlying investments are owned by the Stable Value Portfolio and held in trust for plan participants. Separate account and wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments over the duration of the investments through adjustments to the future interest crediting rate. The crediting rates typically reset on a monthly or quarterly basis and are influenced by a number of factors including the prevailing market rates, generated returns and duration of the underlying investments as well as the amount and timing of participant contributions, transfers and withdrawals. All contracts provide for a minimum interest crediting rate of zero percent. The average yield and the crediting interest rate of the Stable Value Portfolio for 2014 were 1.45% and 1.09%, respectively.

2. **Summary of Significant Accounting Policies (Continued)**

In certain circumstances, the amount withdrawn from fully benefit-responsive investment contract would be payable at fair value rather than at contract value. These events may include material adverse changes to the provisions of the Plan or its termination and are not probable of occurring in the foreseeable future. Examples of events that would permit a contract issuer to terminate a contract upon short notice may include the Plan's loss of its qualified status, material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

(e) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year (or date the investments were sold, if earlier).

(f) **Contributions** – Contributions from the Company are accrued based upon the funding provisions of the Plan.

(g) **Administrative Expenses** – During 2014 and 2013, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2014 and 2013 administrative expenses were paid by the Company.

(h) **Payment of Benefits** – Benefit payments are recorded when paid.

3. **Investments**

The Plan follows the guidance issued under the *Fair Value Measurements and Disclosures* topic of the FASB ASC, which defines fair value and provides a framework for measuring fair value including a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

3. **Investments (Continued)**

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan's Level 1 investments at December 31, 2014 and 2013 include Northern Trust Corporation common stock, which is valued at the closing price reported by NASDAQ and mutual funds. Share prices of the mutual funds, referred to as a fund's Net Asset Value (NAV), are calculated daily by the fund's manager based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund's redemption date NAV.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan’s Level 2 investments as of December 31, 2014 and 2013 consist of certain collective trust funds and guaranteed investment contracts. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund’s redemption date NAV.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally-developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2014 or 2013. The following tables present Plan assets measured and recorded at fair value on a recurring basis and their levels within the fair value hierarchy, each as of December 31, 2014 and 2013:

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2014
Collective trust funds:				
Large Cap Equity	$ -	$ 523,060,986	$ -	$ 523,060,986
Balanced	-	220,145,628	-	220,145,628
Small Cap Equity	-	109,664,727	-	109,664,727
Foreign Equity	-	104,605,844	-	104,605,844
Fixed Income	-	63,138,798	-	63,138,798
Mid Cap Equity	-	51,844,198	-	51,844,198
Short-Term Investment	-	15,033,668	-	15,033,668
Mutual funds:				
Fixed Income	93,970,569	-	-	93,970,569
Foreign Large Growth	91,011,154	-	-	91,011,154
Mid Cap Growth	35,743,081	-	-	35,743,081
World Allocation	18,241,064	-	-	18,241,064
Stable Value Portfolio	-	157,958,594	-	157,958,594
Northern Trust Stock Fund	366,676,355	-	-	366,676,355
Total investments at fair value	$ 605,642,223	$ 1,245,452,443	$ -	$ 1,851,094,666

3. **Investments (Continued)**

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2013
Collective trust funds:				
Large Cap Equity	$ -	$ 480,065,584	$ -	$ 480,065,584
Stable Value	-	219,581,606	-	219,581,606
Balanced	-	188,851,196	-	188,851,196
Small Cap Equity	-	115,401,784	-	115,401,784
Foreign Equity	-	96,424,535	-	96,424,535
Mid Cap Equity	-	44,372,923	-	44,372,923
Fixed Income	-	41,698,814	-	41,698,814
Short-Term Investment	-	5,899,606	-	5,899,606
Mutual funds:				
Foreign Large Growth	95,829,871	-	-	95,829,871
Fixed Income	80,688,821	-	-	80,688,821
Mid Cap Blend	32,041,681	-	-	32,041,681
World Allocation	18,059,735	-	-	18,059,735
Northern Trust Stock Fund	365,139,550	-	-	365,139,550
Total investments at fair value	$ 591,759,658	$ 1,192,296,048	$ -	$ 1,784,055,706

Note: Certain reclassifications have been made to the above 2013 schedule to conform to classifications used for 2014

During 2014 and 2013, the Plan's investments in total (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $110,290,561 and $296,712,991, respectively, as follows:

	2014	2013
Collective Trust Funds	$ 78,492,170	$ 188,166,684
Northern Trust Stock Fund	31,979,373	73,849,476
Mutual Funds	(180,982)	34,696,831
	$ 110,290,561	$ 296,712,991

3. Investments (Continued)

The following presents investments that represented 5% or more of the Plan's net assets at December 31, 2014 and 2013:

	2014	2013
Northern Trust Large Cap Equity Index Fund	$ 392,355,936	$ 346,492,452
Northern Trust Stock Fund	366,676,355	365,139,550
Stable Value Portfolio	157,958,594	–
Northern Trust Collective Stable Asset Fund	–	219,581,606
Victory EB Diversified Stock Fund	130,705,050	133,573,132
Northern Trust International Equity Index	104,605,844	96,424,535

4. Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2014 and 2013 net assets available for benefits per the financial statements to Schedule H of Form 5500.

	2014	2013
Net Assets Available for Benefits per the Financial Statements	$ 1,883,633,541	$ 1,815,324,474
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	124,044	–
Net Assets Available for Benefits per Schedule H of Form 5500	$ 1,883,757,585	$ 1,815,324,474

7. Tax Status

The Plan obtained its latest determination letter on October 22, 2013, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the preceding three year period up to and including the 2011 Plan year; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued, and determined that no subsequent events occurred that require adjustments to, or disclosure in, the financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

Employer Identification Number: 36-1561860; Plan Number: 002

Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Shares	Cost (d)	Current Value (e)
Northern Trust Bond Index Fund*	396,510	$ 42,022,310	$ 43,635,907
Northern Trust Inflation-Protected Securities Index Fund*	193,423	19,481,259	19,502,891
Northern Trust Large Cap Equity Index Fund*	2,287,923	329,145,278	392,355,936
Northern Trust Mid Cap Equity Index Fund*	363,258	46,040,677	51,844,198
Northern Trust Small Cap Equity Index Fund*	264,489	42,171,083	45,917,889
Northern Trust International Equity Index*	907,879	108,222,604	104,605,844
Northern Trust Focus Income Fund*	64,127	8,556,431	8,813,016
Northern Trust Focus 2010 Fund*	29,322	4,011,739	4,176,872
Northern Trust Focus 2015 Fund*	145,343	20,372,788	21,143,010
Northern Trust Focus 2020 Fund*	246,600	35,254,535	36,674,368
Northern Trust Focus 2025 Fund*	256,074	37,237,145	38,838,816
Northern Trust Focus 2030 Fund*	180,089	26,728,789	27,910,199
Northern Trust Focus 2035 Fund*	209,257	31,611,190	33,050,058
Northern Trust Focus 2040 Fund*	131,731	20,154,412	20,989,947
Northern Trust Focus 2045 Fund*	97,530	14,957,189	15,544,379
Northern Trust Focus 2050 Fund*	60,028	9,217,221	9,577,445
Northern Trust Focus 2055 Fund*	18,978	2,941,640	3,031,281
Northern Trust Focus 2060 Fund*	4,021	400,196	396,237
Victory EB Diversified Stock Fund	5,566,536	74,189,320	130,705,050
Jennison U.S. Small Cap Equity Fund	16,407,681	35,470,091	63,746,838
Wells Fargo Advantage Core Bond Fund	7,098,807	93,817,928	90,722,755
PIMCO All Asset Fund	1,572,506	19,470,675	18,241,064
PIMCO Foreign Bond Fund	301,561	3,311,856	3,247,814
Hartford Mid Cap HLS Fund	958,774	36,429,072	35,743,081
MFS Institutional International Equity Fund	2,922,064	55,585,706	61,100,362
Aberdeen Emerging Markets Institutional Fund	2,217,257	32,604,083	29,910,792
Stable Value Portfolio	157,834,549	157,834,549	157,958,594
Northern Collective Short Term Investment Fund*	15,033,668	15,033,668	15,033,668
Northern Trust Stock Fund*	5,440,302	148,350,794	366,676,355
Participant Loans* (Interest rates ranging from 4.25% to 9.75% with varying maturity dates from June 2014 to December 2029)		–	27,668,219
		$ 1,470,624,228	$ 1,878,762,885

* Indicates party-in-interest to the Plan